UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.

(Exact name of Registrant as specified in its charter)

UNITED BREWERIES COMPANY, INC.

(Translation of Registrant's name into English)

Republic of Chile

(Jurisdiction of incorporation or organization)

Bandera 84, Sixth Floor, Santiago, Chile

(Address of principal executive offices)

_________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes ___ No X

Attached is a press release of the Company dated May 5, 2004

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Jorge Bustos

Investor Relations Department

Companía Cervecerías Unidas S.A.

www.ccu-sa.com

(56-2) 427-3581 or 427-3416

CCU REPORTS CONSOLIDATED FIRST QUARTER 2004 RESULTS

FIRST QUARTER Revenues Up 10.3%, Operating Income Increased 51.3%, EBITDA Up 26.6%, Net Income Decrease to US$ 0.42 per ADR

(Santiago, Chile, May 5, 2004) -- CCU (NYSE: CU) announced today its consolidated financial results, stated in Chilean GAAP for the first quarter of 2004. All US$ figures are based on the exchange rate effective March 31, 2004 (US$1.00 = Ch$616.41).
COMMENTS FROM THE CEO

We are very satisfied with the first quarter results. Consolidated revenues grew 10.3% and operating results increased 51.3%, which improved the Company's profitability and was reflected in considerably better margins. During this period, the Chilean and Argentinean beer businesses -as well as soft drinks, mineral water and nectars- had a very positive performance. In the beer Chile segment, revenues grew 11.3% and operating income 35.5%, due to higher average prices and the stronger Chilean peso. The beer Argentina segment increased its volumes 16.1% and improved its operating results by US$3.4 million, due to the higher sales volume and price recovery in dollar terms, which rose from US$24/HL in March 2003 to US$33/HL in March of 2004.

The soft drinks, mineral water and nectars segment increased its volumes by 5.3% and its operating results by 62.9%, showing higher sales volume in all of its categories.

On the other hand, in the wine segment, bottled wine exports from Chile increased 13.7% and average prices grew 7.5% in dollar terms. However, operating results decreased US$1.5 million, mainly explained by a weaker US$ dollar. The rationalization plan, including costs, expenses and number of SKUs has continued and should be concluded by mid-year.

The pisco business has continued developing in a very positive manner. During January 2004 ''Ruta Sour'', a pisco sour ready-to-drink, was introduced. According to the latest AC Nielsen measurements, the Company obtained a 15.7% market share of the pisco industry.

Finally, in January, CCU entered the confectionery business with the creation of a joint venture between its subsidiary, ECUSA, and Industria Nacional de Alimentos S.A (formerly Lucchetti, subsidiary of Quinenco), with the acquisition of Calaf. Calaf products are sold together with soft drinks, with the potential to reach more than 90.000 clients. During the first months of operation, important synergies have been obtained between Calaf and ECUSA. This new challenge offers an interesting growth potential to ECUSA in the ready-to-eat market segment.

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibit 1)

REVENUES

Q1'04 Total revenues increased 10.3% to Ch$110,293 million (US$178.9 million), as a result of higher consolidated volumes and higher average prices. The increase in average prices is explained by higher prices in beer Argentina and beer Chile, despite lower soft drinks prices measured in real terms, and a decrease of 14.5% in the Chilean bottled wine export price due to the appreciation of the Chilean peso, in dollar terms which increased 7.5%. Consolidated volumes growth is explained by an increase of 16.1% in beer Argentina, 5.3% in soft drinks, nectar and mineral water, 13.7% in Chilean bottled wine exports, 3.2% domestic Chilean wine and 0.2% in beer Chile volumes, all partially offset by a decrease in the Argentine wine business.

Revenues by segment
	Q1 (US$ million)
		2003		2004	% Chg.
Beer - Chile	69.6	42.9%	77.4	43.3%	11.3%
Beer - Argentina	14.2	8.8%	20.3	11.4%	42.9%
Soft Drinks & Mineral Water	49.5	30.5%	51.9	29.0%	4.8%
Wine	27.7	17.1%	25.1	14.0%	-9.3%
Others	1.3	0.8%	4.2	2.3%	235.0%
TOTAL	162.2	100.0%	178.9	100.0%	10.3%

GROSS PROFIT

Q1'04 Increased 18.8% to Ch$62,260 million (US$101.0 million) as a result of 10.3% higher revenues and lower cost of goods sold as a percentage of sales. Cost of goods sold amounted to Ch$48,033 million (US$77.9 million) decreasing as a percentage of sales from 47.6% in 2003 to 43.6% in 2004, mainly due to a lower cost of goods sold in the beer Chile, soft drinks and wine segments as a result of the appreciation of the Chilean currency.

OPERATING RESULT

Q1'04 Amounted to Ch$23,214 million (US$37.7 million), 51.3% higher than Q1'03 due to the higher gross profit and lower Selling General & Administrative Expenses (SG&A) as a percentage of sales. SG&A decreased from 37.1% in Q1'03 to 35.4% in Q1'04 reaching Ch$39,046 million (US$63.3 million) in Q1'04, mainly attributable to lower expenses as a percentage of sales in the beer Argentina, soft drinks and mineral water segments. The consolidated operating margin for the period increased from 15.3% to 21.0%.

Operating Income and Operating Margin by Segment

		Q1		Q1
	Operating Income (US$ million)			Operating Margin
	2003	2004	% Chg.	2003	2004
Beer - Chile	19.7	26.7	35.5%	28.4%	34.6%
Beer - Argentina	-1.6	1.7	NM	-11.4%	8.5%
Soft Drinks & Mineral Water	5.1	8.3	62.9%	10.3%	16.0%
Wine	2.1	0.6	-73.1%	7.7%	2.3%
Others	-0.4	0.3	NM	-5.7%	3.2%
TOTAL	24.9	37.7	51.3%	15.3%	21.0%

EBITDA

Q1'04 Increased 26.6%, to Ch$33,239 million (US$53.9 million), while the consolidated EBITDA margin was 3.9 percentage points higher than Q1'03, reaching 30.1%.

NON-OPERATING RESULT

Q1'04 Decreased by Ch$22,264 million (US$36.1 million) compared to last year, from a gain of Ch$20,240 million (US$32.8 million) to a loss of Ch$2,024 million (US$3.3 million). The decrease in non-operating results is mainly explained by:

    Related companies result decreased from a gain of Ch$19,933 million (US$32.3 million) to a loss of Ch$12 million (US$ 0.02 million), as a result of the sale, through Southern Breweries Establishment (SBE), of CCU's stake in Karlovacka Pivovara to Heineken, which generated an extraordinary gain of Ch$20,221 million (US$32.8 million) in Q1'03.

    Price level restatement decreased from a gain of Ch$1,178 million (US$1.9 million) to a loss of Ch$154 million (US$0.2 million) in Q1'04, mainly explained by the negative inflation this period compared to last year.

    Interest expense increased by Ch$773 million (US$1.3 million) to Ch$1,707 million (US$2.8 million) as a consequence of the US$135 million syndicated loan obtained in May and October 2003.

    Currency exchange result decreased from a loss of Ch$28 million (US$0.05 million) to a loss of Ch$273 million (US$0.4 million), mainly due to the translation effect of non-monetary assets and liabilities in Argentine pesos.

NET INCOME

Q1'04 Reached Ch$16,302 million (US$26.4 million), 50.1% lower than Q1'03, mainly due to the lower non-operating result of Ch$22,264 million (US$36.1 million) and Ch$2,254 million (US$3.7 million) higher income taxes, associated with the better results in the Chilean operations and a lower tax recovery than expected, the effects of which were partially offset by Ch$7,870 million (US$12.8 million) higher operating results.

SEGMENT HIGHLIGHTS (Exhibit 2)

Revenues and operating margins have been separated by business segments. Revenues for each business segment have been categorized according to those derived from the core beverage products (beer, soft drinks, wine, etc.) and to those derived from the sale of other non-core products. The results of the Company's pisco business and plastic packaging division have been included in the ''Others'' business segment. In this segment, the ''Other products'' line corresponds to inter-company sales. Corporate overhead expenses have been allocated pro-rata to the individual business segments based on volume sales, number of employees and number of transactions, among others.

(** Note: the comments below regarding volumes and pricing refer to Q1'04.)

BEER CHILE

Revenues increased 11.3% to Ch$47,718 million (US$77.4 million), as a result of 0.2% higher sale volumes and 11.8% higher average prices.

Operating Income increased 35.5% to Ch$16,487 million (US$ 26.7 million), mainly as a result of higher revenues and lower cost of goods sold. Cost of goods sold decreased 5.8% to Ch$16,116 million (US$26.1 million), reaching 33.8% of sales, 6.1 percentage points lower than in Q1'03, mainly due to the lower cost of raw materials caused by the lower exchange rate, and lower depreciation expenses. SG&A increased 11.1%, to Ch$15,115 million (US$ 24.5 million), mainly as a result of higher marketing expenses. The operating margin increased from 28.4% in Q1'03 to 34.6% this quarter.

EBITDA increased 23.3% to a Ch$21,158 million (US$34.3 million), while the EBITDA margin was 44.3% of sales, 4.3 percentage points higher than in Q1'03.

Comments The profitability of this segment increased mainly due to two factors: higher prices and a stronger Chilean peso. Prices increased due to the price adjustments made last year, lower discounts and a better sales mix. A stronger Chilean peso positively affected raw materials costs, improving margins.

BEER ARGENTINA

Revenues increased 42.9% to Ch$12,540 million (US$20.3 million), due to 16.1% higher sale volumes, and 26.2% higher prices measured in Chilean pesos.

Operating Income improved from a loss of Ch$997 million (US$1.6 million) in Q1'03 to a gain of Ch$1,068 million (US$1.7 million) in Q1'04, as a result of higher revenues and lower cost of goods sold and SG&A as a percentage of sales. Cost of goods sold increased from Ch$5,490 million (US$8.9 million) in Q1'03 to Ch$6,250 million (US$10.1 million) this quarter, but decreased as a percentage of sales from 62.6% to 49.8%. This decrease is mainly explained by lower depreciation in relation to Q1'03 and the dilution of fixed costs. SG&A increased from Ch$4,280 million (US$6.9 million) to Ch$5,223 million (US$8.5 million), and as a percentage of sales decreased from 48.8% to 41.6%, mainly as a result of lower depreciation, partially offset by higher freight and marketing expenses.

EBITDA Cash generated by the operation increased 102.6%, reaching Ch$2,708 million (US$4.4 million), while the EBITDA margin was 21.6%, increasing from 15.2%.

Comments The good results obtained in Argentina, where sales volume grew 16.1% compared with Q1'03, allowed the Company to increase its market share to 15% as of March 2004, up from 14% a year ago. Without considering Heineken, sales volume would have grown 6.4%, mainly explained by the good performance of Schneider and Budweiser during the quarter. Additionally, prices were raised 10% in February; consequently, average prices reached US$33 per HL, compared to US$24 per HL in March 2003.

SOFT DRINKS, NECTARS & MINERAL WATER

Revenues increased 4.8% to Ch$31,981 million (US$51.9 million), due to 5.3% higher sale volumes, partially offset by 0.6% lower prices, explained by the absence of soft drinks price adjustments for inflation.

Operating Income increased 62.9% from Ch$ 3,140 million (US$5.1 million) in Q1'03 to Ch$5,114 million (US$8.3 million) this quarter, as a result of higher revenues, lower cost of goods sold and lower SG&A as a percentage of sales. Cost of goods sold decreased 5.1% to Ch$ 13,915 million (US$22.6 million), mainly due to lower raw material costs which were affected by the appreciation of the Chilean peso. SG&A increased 1.8% to Ch$12,952 million (US$21.0 million), decreasing as a percentage of sales from 41.7% in Q1'03 to 40.5% in Q1'04, mainly due to lower salaries, partially compensated for by higher freight expenses. The operating margin improved from 10.3% in Q1'03 to 16.0% in Q1'04.

EBITDA increased 34.3% from Ch$5,797 million (US$9.4 million) in Q1'03 to Ch$7,787 million (US$12.6 million) in Q1'04. Accordingly, the EBITDA margin increased from 19.0% in Q1'03 to 24.3% this quarter.

Comments During the quarter the positive trend in volumes continued, with an average increase of 5.3%. This growth is explained by 4.5% in soft drinks, 17.2% in nectars and 4.7% in mineral water. Higher sales and lower costs as a consequence of the Chilean peso appreciation positively impacted the profitability of this segment.
WINE

Revenues decreased 9.3% to Ch$15,470 million (US$25.1 million), due to 10.2% lower sales volume, partially offset by an average price 0.6% higher than last year. Lower volumes are explained by lower exports of bulk wine, both from Chile and Argentina. Even though average prices increased slightly due to higher prices in Chile and Argentina, Chilean export bottled wine prices decreased 14.5% in Chilean pesos due to the appreciation of the local currency, in spite of the fact that in dollar terms they grew 7.5%.

Operating Income decreased 73.1% to Ch$351 million (US$0.6 million), due to lower revenues, in spite of lower cost of goods sold and SG&A. Cost of goods sold decreased 2.4% from Ch$10,935 million (US$17.7 million) in Q1'03 to Ch$10,675 million (US$17.3 million) this quarter, basically as a consequence of a lower direct cost of wine. Nevertheless, as a percentage of sales, they increased from 64.1% in Q1'03 to 69.0% in Q1'04. SG&A decreased 7.9% to Ch$ 4,445 million (US$7.2 million) mainly because of lower freight, marketing expenses and salaries. As a percentage of sales, SG&A expenses were almost constant reaching 28.3% in Q1'03 and 28.7% this quarter. Accordingly, the operating margin decreased from 7.7% in Q1'03 to 2.3% in Q1'04.

EBITDA Decreased 45.4%, to Ch$1,059 million (US$1.7 million), while the EBITDA margin decreased from 11.4% to 6.8%.

Comments The profitability of this segment was affected mainly by the weaker US$ dollar that decreased 20.3% in relation to the same period last year. This effect more than offset the 7.5% price increase in dollar terms of the Chilean exports of bottled wine to be reflected. Vina San Pedro has continued with its program to rationalize costs, expenses and SKUs that should be concluded by mid-year.

RETURN ON CAPITAL EMPLOYED

Return on Capital Employed (''ROCE'') is calculated as the sum of operating income of each segment plus net income from related companies, plus other recurring non-operating income, minus taxes from operations; divided by the average capital employed for the period. Capital employed includes operating working capital, fixed assets and other assets used for the operation.

ROCE on a consolidated basis for the twelve-month period ended March 31, 2004 was 11.0%, increasing 3 percentage points when compared with the same period last year.

	ROCE	ROCE
	2003 (*)	2004
BEER CHILE	18.0%	27.0%
BEER ARGENTINA	-10.2%	-2.3%
SOFT DRINKS	9.9%	14.5%
WINE	9.8%	1.8%
CONSOLIDATED	8.0%	11.0%

(*) If the extraordinary gain on Karlovacka Pivovara's sale is taken into consideration, the ROCE was 12.9%.

(Three tables to follow)

Note: Some immaterial reclassifications have been made in certain 2003 figures in order to be consistent with 2004 accounting criteria.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

.

Companía Cervecerías Unidas S.A.

(United Breweries Company, Inc.)

/s/ Ricardo Reyes

Chief Financial Officer

Date: May 5, 2004